

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 16, 2011

Via Facsimile and U.S. Mail

Mr. Michael Dodak
Interim Chief Financial Officer
Solar Energy Initiatives, Inc.
818 A1A North, Suite 202
Ponte Vedra Beach, Florida 32082

> **Re:** **Solar Energy Initiatives, Inc**.
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **File No. 333-148155**

Dear Mr. Dodak:

We have reviewed your response dated April 25, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Notes to Consolidated Financial Statements, page F-7

Note 3. Summary of Significant Accounting Policies, page F-8

-Business Combinations and Consolidations, page F-9

1.   We note your response to prior comment 9 and that you indicate that your disclosure related to "developing projects that do not have finalized contracts at the time of your

filing but represent potential value at the time of your filing." Please address the following:

- Explain to us in more detail the nature of the developing projects that do not have finalized contracts that you are referring to and what type of potential value the contracts have at the time of your filing.
- Explain to us why you initially referred to these contracts as trade receivables associated with factoring and securitization programs that were off-balance sheet.
- Describe to us in full detail the items that make up the balances presented here and in the October 31, 2010 Form 10-Q.
- Tell us why the amounts have changed so significantly from January 27, 2010 (as disclosed here) to December 20, 2010 (as disclosed in the October 31, 2010 Form 10-Q).
- Explain why there is no discussion of such amounts in the January 31, 2011 Form 10-Q.

Note 13. Equity Method Investee, page 23

2.   We note your response to prior comment 15. Please clarify for us where you recorded the transactions with the equity method investee in your financial statements. Clarify if you have recorded any amounts as revenues relating to these transactions.

3.   We note your response to prior comment 15. Your analysis of how to account for the investment appears incomplete as it does not appear to fully address all of the criteria in Topic 810 of the FASB Accounting Standards Codification. Please provide us with your detailed analysis of how to account for the investment under this guidance. In this regard, please specifically address how you considered the fact that the other owners of the entity are related parties. Refer to paragraph 810-10-25-42 of the FASB Accounting Standards Codification.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief